UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)*

Hudson Global, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

443787205

(CUSIP Number)

JEFFREY E. EBERWEIN

53 Forest Avenue, Suite 102

Old Greenwich, Connecticut 06870

(203) 409-5628

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443787205

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
199,378 *
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
199,378 *
	10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,378 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1%*
14	TYPE OF REPORTING PERSON (see instructions) IN

* Excludes 106,218 share units under the Issuer’s 2009 Incentive Stock and Awards Plan, as amended and restated, which are payable in shares of common stock upon the later to occur of (i) the satisfaction of certain performance vesting conditions and (ii) up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer, and therefore are not considered to be beneficially owned.

* Excludes 27,156 share units under the Issuer’s Director Deferred Share Plan, which are payable in shares of common stock up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer, and therefore are not considered to be beneficially owned.

CUSIP No. 443787205

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The 199,378 Shares beneficially owned by Mr. Eberwein were acquired via a combination of purchases with personal funds in the open market and a pro rata in-kind distribution from certain funds managed by Mr. Eberwein. Such Shares exclude 106,218 share units under the Issuer’s 2009 Incentive Stock and Awards Plan, as amended and restated, which are payable in shares of common stock upon the later to occur of i) the satisfaction of certain performance vesting conditions and ii) up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer, and therefore are not considered to be beneficially owned. Such shares also exclude 27,156 share units under the Issuer’s Director Deferred Share Plan, which are payable in shares of common stock up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer, and therefore are not considered to be beneficially owned.

The aggregate purchase price of the 199,378 Shares purchased in the open market is approximately $5,384,503, excluding brokerage commissions.

Item 4.         Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On June 15, 2022, Mr. Eberwein entered into a Rule 10b5-1 Buy Trading Plan (“Buy Plan”) with Broker for the purpose of establishing a trading plan to effect purchases of Common Stock of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Exchange Act and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1. Broker is authorized to begin buying Common Stock pursuant to the Buy Plan on August 15, 2022. The Buy Plan expires on August 15, 2023, unless terminated earlier under certain conditions. The Rule 10b5-1 Purchase Trading Plan (“Trading Plan”) entered into on December 13, 2021 was terminated on June 15, 2022.

Item 5.         Interest in Securities of the Issuer.

Items 5(a)-(c) is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 2,804,779 Shares outstanding as of April 23, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on May 10, 2022.

A.	Mr. Eberwein

CUSIP No. 443787205

(a)	As of the close of business on June 14, 2022, Mr. Eberwein beneficially owned 199,378 Shares.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 199,378
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 199,378
4. Shared power to dispose or direct the disposition: 0

(c)	Schedule A annexed hereto lists all transactions in the Shares of the Issuer by Mr. Eberwein during the past sixty (60) days. All of such transactions were effected in the open market pursuant to the Trading Plan.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the is hereby amended to add the following:

On June 15, 2022, Mr. Eberwein entered into the Buy Plan. The Buy Plan allows for the purchase of up to an aggregate of 62,486 shares of Common Stock by the Broker on behalf of Mr. Eberwein. Shares purchased pursuant to the Buy Plan may only be purchased in accordance with trading requirements adopted by Mr. Eberwein, and there can be no assurance as to how many Shares, if any, will be purchased pursuant to the Agreement or at what price any such Shares will be purchased.

A copy of the Buy Plan is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person, or any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit No.	Description
99.1	Buy Trading Plan, dated June 15, 2022.

CUSIP No. 443787205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2022

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

CUSIP No. 443787205

SCHEDULE A

Transactions in the Shares During the Past 60 Days

The only transaction in the Shares over the past 60 days occurred on May 16, 2022, in which Mr. Eberwein was awarded 3,351 share units pursuant to the Issuer’s 2009 Incentive Stock and Awards Plan, as amended and restated, in connection with his services as an officer of the Company, which share units are payable in shares of Common Stock up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer.